Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and related notes that appear in Exhibit 99.1 of this Form 6-K. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” or the negative of these terms or other similar expressions. Our actual results could differ materially from those discussed in the forward-looking statements due to certain factors, including, without limitation, the risks set forth under the caption “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC on January 31, 2025, which are incorporated herein by reference as well as those business risks and factors described elsewhere in this report and in our other filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Operating Results

We were founded in 2012. Our revenue is primarily derived from foreign language education, college-level education, and the education and professional training programs for the six months ended March 31, 2026 and 2025.

Our revenue for the six months ended March 31, 2026 increased by US$0.9 million as compared to that of the six months ended March 31, 2025. The increase was mainly due to increase in revenue from professional training programs in Davis University, and also due to more training programs were implemented. Our operating expenses increased by US$0.7 million compared to six months ended March 31, 2025 primarily due to the increase in our general administrative expenses. Our net loss for the six months ended March 31, 2026 increased by US$3.0 million as compared to that of the six months ended March 31, 2025.The increase was mainly due to increase in other expense of a US$0.6 million resulting from an impairment loss related to the football matches, and a US$1.8 million decrease in other income, reflecting the absence of gains on asset disposals and accounts payable settlements that occurred in the previous period.

As of March 31, 2026, our cash was US$0.6 million, including restricted cash. This represents a decrease of US$4.5 million from US$5.1 million as of September 30, 2025. The decrease is mainly due to the net operating loss in the six months ended March 31, 2026.

Results of Operations

Six Months Ended March 31, 2026 & 2025

	For The Six Months Ended	For The Six Months Ended
	March 31, 2026	March 31, 2025
Revenues	$6,270,951	$5,367,405
Costs of services	2,638,887	1,951,235
Gross profit	3,632,064	3,416,170

Operating costs and expenses:
Selling expenses	997,560	869,378
General and administrative	5,083,391	4,509,893
Total operating costs and expenses	6,080,951	5,379,271

Loss from operations	(2,448,887)	(1,963,101)

Other expenses (income)	600,609	(1,893,513)

Loss before provision for income taxes	(3,049,496)	(69,588)

Income taxes expense	111,582	86,571

Net loss	(3,161,078)	(156,159)

Revenue

Our revenues increased by US$0.9 million or 16.8% in the first half of fiscal 2026 compared to the same period in fiscal 2025. These increases were mainly due to increase in revenue from professional training programs in our Davis University subsidiary, and also due to more training programs were implemented.

Costs of services

Our costs of services in six months ended March 31, 2026 increased by US$0.7 million or 35.2% compared to the same period in 2025, which is due to the increase in our revenue.

Gross Profit

Our gross profit was $3.6 million for the first half of fiscal 2026 compared to $3.4 million for the same period of 2025, representing an increase of $0.2 million, or 6.3%. The increase was primarily due to increase in our revenue. Our gross margin in six months ended March 31, 2026, decreased to 57.9% from 63.6% of the same period in 2025. This margin contraction was primarily due to lower student occupancy rates within dormitory services, which reduced fixed-cost absorption, as well as higher agent recruiting fees incurred to launch a new academic program.

Operating expenses

Our operating expenses consist of selling and marketing expenses, and general and administrative expenses.

The Company’s selling expenses primarily relate to the student recruitment commission fees paid to agents who provide student recruitment services to the Company and expenses related to business development. The Company relies on agents to promote and recruit potential students to enroll in its English learning programs and professional training programs. Total selling expenses increased by US$0.1 million in the first half year of fiscal 2026 compared to the same period in fiscal 2025, which is consistent with the increase in sales revenue.

Our general administrative expenses increased by $0.6 million in the first half year of fiscal 2026 compared to the same period in fiscal 2025, mainly due to the increase in non-cash expenses attributable to share-based compensation granted to directors, officers and employees.

Other expenses (income)

Other expenses of $0.6 million in the first half of fiscal 2026 is mainly related to the expected sales loss for the football matches. Other income of US$1.9 million in the same period in fiscal 2025 is mainly related to gain from disposal of fixed assets and gain from settlement of student-deposit refunds with Renda.

Net loss

Net loss for the six months ended March 31, 2026 was US$3.2 million, compared to the net loss of US$0.2 million for the same period in fiscal 2025, representing an increase in net loss of US$3.0 million.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash raised from public offerings and private placements of equity securities. As of March 31, 2026 and September 30, 2025, we had US$0.6 million, and US$5.1 million, respectively, in cash, which primarily consists of cash deposited in banks.

The Company’s working capital requirements mainly comprise cost of foreign language education program fees, education and professional training program fees, college-level education program fees, student recruitment fees, office expenses, professional fees, rental expenses, and salary expenses. We expect that the Company’s capital requirements will be met by cash generated from its own operating activities and equity financing.

On May 6, 2026, the Company consummated pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) an offering with certain accredited investors for the sale by the Company of (i) 150,000 ordinary shares of the Company, par value $0.0256 per share (the “Ordinary Shares”) and (ii) warrants to purchase up to an aggregate of 600,000 Ordinary Shares (the “Warrants”), in a private placement offering. The combined purchase price of one Ordinary Share and accompanying Warrants was $4.00. Subject to certain ownership limitations, the Warrants are exercisable upon issuance. Each Warrant is exercisable into one Ordinary Share at a price per share of $4.80 (as adjusted from time to time in accordance with the terms thereof) and will expire on the first anniversary of the date of issuance. The private placement offering generated gross cash proceeds of $0.6 million

The Company’s condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, as of March 31, 2026, the Company has incurred recurring net losses and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued. As of March 31, 2026, the Company had an accumulated deficit of $20,217,930 and a negative cash flow from operating activities of $4,093,879.

Management has developed a plan to address these concerns, which includes the following actions:

●	Cost reduction initiatives: The Company plans to implement some cost-cutting measures, including reductions in discretionary spending and recruitment fees for the new programs.

●	Equity financing: The Company is actively seeking additional equity financing to fund operations and meet its obligations. On May 6, 2026, the Company consummated pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) an offering with certain accredited investors for the sale by the Company of (i) 150,000 ordinary shares of the Company, par value $0.0256 per share (the “Ordinary Shares”) and (ii) warrants to purchase up to an aggregate of 600,000 Ordinary Shares (the “Warrants”). The private placement offering generated gross cash proceeds of $0.6 million.

●	New university programs: The Company is exploring strategic partnerships of foundational programs with more universities to introduce more educational programs that are awaiting approvals from Higher Learning Commission. These new programs will increase sources of revenues for the Company.

While management believes that these plans are feasible, there is no assurance that these actions will be successful in mitigating the substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to obtain sufficient financing or generate adequate cash flows from operations, it may be required to curtail or cease operations, seek protection under applicable bankruptcy laws, or pursue other strategic alternatives.

The Company’s condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flow Summary

Six Months Ended March 31, 2026 and 2025

	For the Six Months Ended March 31, 2026	For the Six Months Ended March 31, 2025
Net cash provided by (used in) operating activities	(4,093,879)	(2,294,857)
Net cash provided by (used in) investing activities	(16,974)	1,498,000
Net cash provided by (used in) financing activities	(350,000)	-
Effect of exchange rate changes on cash	13,272	(18,844)
Net increase (decrease) in cash	(4,447,581)	(815,701)
Cash at beginning of period	5,093,234	1,488,754
Cash at end of period	645,653	673,053

We had a balance of cash and cash equivalents of US$0.6 million (including restricted cash) as of March 31, 2026, US$0.7 million as of March 31, 2025.

Operating Activities:

Net cash used in operating activities was US$4.1 million for the six months ended March 31, 2026, compared to net cash used in operating activities of US$2.3 million for the same period ended March 31, 2025, representing a US$1.8 million increase in the net cash outflow in operating activities. The increase in net cash outflow in operating activities was primarily due to the following:

1)	We had a net loss of US$3.2 million for the six months ended March 31, 2026. For the six months ended March 31, 2025, we had a net loss of US$0.2 million which led to a US$3 million increase in net cash outflow in operating activities.

2)	Change in accounts receivable and other receivable generated US$0.8 million net cash inflow for the six months ended March 31, 2026. For the six months ended March 31, 2025, change in accounts receivable and other receivable used US$0.1 million cash outflow, which led to a US$0.9 million increase in net cash inflow from operating activities.

3)	Change in prepaid expenses and long-term prepaids used US$0.9 million cash outflow for the six months ended March 31, 2026. For the six months ended March 31, 2025, change in prepaid expenses generated US$0.8 million cash inflow, which led to a US$1.7 million increase in net cash outflow from operating activities.

4)	Change in accounts payable and accrued liabilities generated US$0.8 million net cash inflow for the six months ended March 31, 2026. For the six months ended March 31, 2025, change in accounts payable and accrued liabilities generated net cash inflow of US$1.2 million, which led to a US$0.4 million decrease in net cash inflow from operating activities.

5)	Change in deferred revenue used US$3.8 million net cash outflow for the six months ended March 31, 2026. For the six months ended March 31, 2025, change in deferred revenue used net cash outflow of US$3.3 million, which led to a US$0.5 million increase in net cash outflow from operating activities.

6)	Change in income tax receivable provided US$Nil net cash inflow for the six months ended March 31, 2026. For the six months ended March 31, 2025, the change was a net cash inflow of US$0.4 million, which led to a US$0.4 million decrease in net cash inflow from operating activities.

7)	Change in non-cash items, including depreciation and amortization, gain/loss from disposal of fixed assets, gain from settlement of student-deposit refunds with Renda, deferred income taxes, impairment loss on football matches and stock-based compensation expenses, provided a total of US$2.2 million net cash inflow for the six months ended March 31, 2026. For the six months ended March 31, 2025, the change was a net cash outflow of US$1.1 million, which led to a US$3.3 million increase in net cash inflow in operating activities.

Investing Activities:

Net cash used in investing activities was US$0.02 million for the six months ended March 31, 2026. It was the purchase of furniture and fixtures.

Net cash generated in investing activities was US$1.5 million for the six months ended March 31, 2025. It was the proceeds from sale of a real estate property.

Financing Activities:

For the six months ended March 31, 2026, the Company had net cash used by financing activities of US$0.4 million. It was the loan repayment to a third-party.

For the six months ended March 31, 2025, the Company had net cash provided by financing activities of US$Nil.

Off-balance Sheet Arrangements

The Company had not entered into any off-balance sheet transactions or arrangements as at the latest practicable date.

Research and development, patents and licenses

As an education service provider, our business does not rely on research and development. Therefore, we have not incurred research and development expenses for the six months ended March 31, 2026 and 2025.

Trend Information

Other than as disclosed elsewhere in this semi-annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

Critical Accounting Estimates

We prepared our condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented in the notes to our condensed consolidated financial statements included in “Item 18: Financial Statements” presented in this Form 6-K, which summarize the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our condensed consolidated financial statements than other policies and estimates. Actual amounts could differ materially from those estimated by us at the time our condensed consolidated financial statements are prepared.

Goodwill

Goodwill is not amortized, but it is tested annually for impairment as of September 30, or more frequently if events or changes in circumstances indicate that those assets might be impaired. Goodwill is tested for impairment at a reporting unit level, which is at the same level or one level below an operating segment. The reporting units that contain goodwill include Professional Training Program reporting unit and Other reporting unit.

We have the option of performing a qualitative assessment of a reporting unit to determine whether a quantitative impairment test is necessary. A qualitative assessment involves evaluating factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the fair value of the reporting unit to which goodwill belongs is less than its carrying amount. If the qualitative assessment indicates that the fair value of the reporting unit is more likely than not less than the carrying amount, then a quantitative impairment test would be performed.

If a quantitative impairment test is required, the process is to identify potential impairment by comparing the reporting unit’s fair value with its carrying amount. The reporting unit’s fair value is determined using various valuation methodologies including assets-based, income or market approaches. In determining the reporting unit’s fair value, management is required to make judgments and assumptions relating to future cash flows, growth rates and economic and market conditions.

Goodwill under Professional Training Program reporting unit

For the six months ended March 31, 2026, we performed a qualitative assessment of the professional education and training program reporting unit and we concluded there were no indicators of impairment that existed.

Goodwill under Other reporting unit

For the six months ended March 31, 2026, we performed a qualitative assessment of the goodwill from other reporting unit and we concluded there were no indicators of impairment that existed.

Indefinite-lived intangible assets

Indefinite-lived intangible assets are not amortized but instead tested annually for impairment as of September 30, and between semi-annual tests if indicators of potential impairment exist. The Company has the option of performing a qualitative assessment to first determine whether the quantitative impairment test is necessary. This involves an assessment of qualitative factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying value. If the qualitative assessment indicates it is not more likely than not that the fair value is less than its carrying value, a quantitative impairment test is not required. Where a quantitative impairment test is required, the procedure is to compare the indefinite-lived intangible asset’s fair value with its carrying amount. An impairment loss is recognized as the difference between the indefinite-lived intangible asset’s carrying amount and its fair value.

Indefinite-lived intangible assets under Professional Training Program reporting unit

For the six months ended March 31, 2026, we performed a qualitative assessment of the professional education and training program reporting unit and we concluded there were no indicators of impairment that existed.